Report of Independent Accountants

To the Board of Directors of Firstar Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Firstar REIT Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 9, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 9, 2001 without prior notice to management, and with respect to agreement of security purchases and sales, for the period from February 10, 2001 through March 9, 2001:

o Confirmation of securities held by the following institution in book entry form: the Depository Trust Company;

o    Confirmation of securities held by an outside broker;

o Reconciliation of such securities to the books and records of the Fund and the custodian;

o Agreement of 2 security sales (there were no security purchases during the period) from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 9, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 30, 2001